UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Beijing Wenxin Co., Ltd.
Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note:

TDH Holdings, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2026 annual shareholder meeting. At the 2026 annual shareholder meeting of the Company held on November 10, 2026, a quorum was present, and three proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on October 7, 2026. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected one (1) Class C director to the Company’s Board of Directors to serve a term ending at the third succeeding annual meeting of shareholders in 2029 or until the successor is duly elected and qualified. The votes for the nominee were as follows:

	For	Withhold
Owens Meng (Class C director)	8,048,083	21,874

2.	Shareholders ratified the selection of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The votes regarding this proposal were as follows:

For	Against	Abstained
8,392,573	29,514	176

3.	Such other business as may properly come before the meeting or any adjournment thereof was approved by the shareholders. The votes regarding this proposal were as follows:

For	Against	Abstained
8,032,043	25,162	12,752

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: November 10, 2026

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